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November 8, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention: Stacie Gorman

RE:	Four Leaf Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 13, 2022
File No. 333-267399

Ladies and Gentlemen:

This letter sets forth the response on behalf of Four Leaf Acquisition Corporation (the “Company”) to your letter, dated November 3, 2022, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-267399) filed with the Commission on October 13, 2022 (the “Amended Registration Statement”). For your convenience, the comments are reproduced below before the Company’s responses. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

General

1.

We note your response to comment 1 of our letter. In your summary of risk factors, disclose the risks that the control person of your sponsor being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a

Division of Corporation Finance Washington, D.C. 20549 November 8, 2022 Page 2	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

material change in your operations and/or the value of the securities you are registering for sale. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to you, your sponsor and/or your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section. Additionally, please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 8-9, 33, 51, 76, 102 and 154-155 of the Amended Registration Statement filed herewith.

If you have any questions or comments in connection with these matters or the Amended Registration Statement generally, please contact me at (312) 977-4426 or drbrown@nixonpeabody.com, or my colleague Conrad Adkins at (312) 977-4459 or cadkins@nixonpeabody.com.

Sincerely,

/s/ David R. Brown

David R. Brown
Nixon Peabody LLP

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